Filed pursuant to Rule 433
Free Writing Prospectus dated March 25, 2013
Registration Statement No. File No. 333-176606

Graphic Packaging International, Inc.

Pricing Term Sheet – March 25, 2013

The following information, filed pursuant to Rule 433, supplements the Preliminary Prospectus Supplement dated

March 25, 2013, filed as part of Registration Statement No. 333-176606

Issuer:	Graphic Packaging International, Inc.

Principal Amount:	$425,000,000

Net Proceeds to the Issuer (before expenses):	$418,784,375

Title of Securities:	4.75% Senior Notes due 2021

Final Maturity Date:	April 15, 2021

Issue Price:	100.00%, plus accrued and unpaid interest, if any

Coupon:	4.75%

Yield to Maturity:	4.75%

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2013

Record Dates:	April 1 and October 1

Optional Redemption:	At any time prior to January 15, 2021, the Notes may also be redeemed or purchased, in whole or in part, at the Company’s option, at a price equal to 100% of the principal amount thereof plus a “make-whole” premium.

At any time on or after January 15, 2021, we may redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of redemption.

Optional Redemption Upon Certain Equity Offerings:	The Company may redeem up to 35% of the aggregate principal amount of the outstanding notes at a redemption price of 104.75% of the principal amount thereof, plus accrued and unpaid interest, prior to April 15, 2016.

Use of Proceeds:	The Company will use the net proceeds of this offering, together with cash on hand, to refinance, through a redemption, all $425.0 million aggregate principal amount of our outstanding 2017 notes at a redemption price equal to 104.75% of the principal amount of the notes redeemed, plus accrued and unpaid interest to, but not including, June 15, 2013, the redemption date, and to pay fees and expenses incurred in connection with this offering and the redemption.

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated March 25, 2013
Joint Book-Running Managers and Co-Managers:	Name	Principal Amount of Notes
	Merrill Lynch, Pierce, Fenner & Smith Incorporated	$ 174,356,000
	J.P. Morgan Securities LLC Citigroup Global Markets Inc. Goldman, Sachs & Co. SunTrust Robinson Humphrey, Inc. PNC Capital Markets LLC Rabo Securities USA, Inc. Regions Securities LLC	87,180,000 43,590,000 43,590,000 43,590,000 10,898,000 10,898,000 10,898,000
$ 425,000,000
Trade Date:	March 25, 2013

Settlement Date:	April 2, 2013 (T+5). We expect that delivery of the notes will be made to investors on or about April 2, 2013, which will be the fifth business day following the date of this prospectus supplement (such settlement being referred to as “T+ 5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

CUSIP and ISIN	CUSIP: 38869P AK0
Numbers:	ISIN: US38869PAK03

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Before you invest, you should read the preliminary prospectus supplement (including the documents incorporated by reference therein) for more information concerning the Issuer and the Notes.

The Company has filed a registration statement including a prospectus and a prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling toll free 1?800?294?1322 or by emailing BofA Merrill Lynch at: dg.prospectus_requests@baml.com.